

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

Eran Plaut
Chairman of the Board, Director and Chief Executive Officer
Spree Acquisition Corp. 1 Limited
1922 Wildwood Place NE
Atlanta, GA 30324

> **Re: Spree Acquisition Corp. 1 Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 30, 2023**
> **File No. 001-41172**

Dear Eran Plaut:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Statements of Cash Flows, page F-6

1.   Please tell us why you do not adjust net loss for the period by the interest earned on marketable securities held in trust account to calculate the operating cash flows.

Notes to Financial Statements
Note 2 Significant Accounting Policies, page F-11

2.   Please tell us the types of expenses included under "operating expenses" and your accounting policy for these expenses.

g. Warrants, page F-12

3.   Please tell us how you considered the term you disclosed on page F-14 that "the Private Warrants are identical to the Public Warrants except that...prior to being sold in the open

market or transferred into "street name", they are not redeemable by the Company," in determining that the private warrants are indexed to the entity's own stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3659 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services